

CNA

100 Matsonford Rd, Suite 200, Radnor, PA 19087

December 07, 2016

Frank Paolucci
Managing Director
AON RISK SERVICES CENTRAL,INC.
1650 MARKET ST STE 1000
ONE LIBERTY PLACE
PHILADELPHIA, PA 19103

Re: SEI Investments Management Corporation
Mutual Fund Bond
Policy Number 169906855
Expiration Date: 08/19/2017

Dear Mr. Paolucci,

We are pleased to enclose Policy Number 169906855 for SEI Investments Management Corporation. We trust that this policy meets with the specifications outlined in our quotation (number 6158853701). Please review it carefully to confirm this. Should you detect any problem, please contact me as soon as possible.

If commissions or other compensation are payable hereunder, Insurance Producer will comply with all applicable federal and state laws, rules, regulations and/or orders governing disclosure by an agent, broker or producer to an insured or prospective insured of commissions or other compensation.

We appreciate the opportunity to do business with SEI Investments Management Corporation and with you. If you should have any comments, questions, or concerns, please do not hesitate to contact me.

Sincerely,

Paul Needle
Underwriter
(610) 964-5841
paul.needle@cna.com



Policy Transaction Invoice

Producer:	Customer:
Frank Paolucci AON RISK SERVICES CENTRAL,INC. 1650 MARKET ST STE 1000 ONE LIBERTY PLACE PHILADELPHIA, PA 19103 (215)255-1873	SEI Investments Management Corporation 1 Freedom Valley Drive Oaks, PA 19456
Branch Code: 912 **Producer Number:** 701685	**Customer Number:** 85409

Continental Insurance Company hereby submits the following Statement for Policy # **169906855** for **SEI Investments Management Corporation** Policy Period: **From 08/19/2016 to 08/19/2017**.

Policy Effective Date	Gross Premium	Commission 0.00%(MFB)	Counter-Signature Fee	Total Taxes	Total Surcharges	Amount Due
8/19/2016	$64,425.00	$0.00	$0.00	$0.00	$0.00	$64,425.00

* Please return a copy of this invoice with your payment due 30 days after Policy Effective Date to:

Continental Casualty Company
23453 Network Place
Chicago, IL 60673-1234

Please do not send this payment to any other CNA payment site.

Any questions regarding your account please call

CNA Financial Insurance
Phone: (610) 964-5841
Fax: (312) 260-4592

FOR BILLING QUESTIONS CONTACT BILLING & COLLECTIONS: 1-877-574-0540

This amount will also appear on the CNA monthly statement for this producer number.



SEI
INVESTMENTS COMPANY BOND   *DECLARATIONS*

NAMED COMPANY AND ADDRESS	PRODUCER
Item 1. SEI Investments Management Corporation (herein called Insured) 1 Freedom Valley Drive Oaks, PA 19456	AON Risk Services, Inc. of Pennsylvania 1 Liberty Place 1650 Market Street, Suite 1000 Philadelphia, PA 19103 Attn.: Frank Paolucci

CUSTOMER NUMBER	INSURER
85409	Continental Insurance Company 333 S. Wabash Ave Chicago, Illinois 60604

POLICY NUMBER	
169906855	

Item 2.   **Policy Period**: 8/19/2016 to 8/19/2017
12:01 a.m. local time at the address stated in Item 1.

Item 3.   **Policy Premium:** $64,425 part of $214,750

Item 4.   **Notices to Insurer**:   CNA Global Specialty Lines
Attn: Director of Claims
125 Broad Street, 7th Floor
New York, NY 10004

Item 5.   **Limits of Liability and Retentions:**

COVERAGE SCHEDULE

This Policy includes only those coverages designated with a "Yes" as "Included" in the Coverage Schedule set forth below. If neither "Yes" nor "No" is designated for a Coverage Part or Insuring Agreement, such Coverage Part or Insuring Agreement is not included.

COVERAGE PART	① Included (Yes or No)	② Scheduled Limits of Liability	③ Scheduled Retentions*
Investment Company Fidelity Bond			
Insuring Agreement 1. Fidelity	Yes	$40,000,000	$150,000
Insuring Agreement 2. Property	Yes	$40,000,000	$150,000
Insuring Agreement 3. Financial Documents	Yes	$40,000,000	$150,000
Insuring Agreement 4. Computer/Funds Transfer	Yes	$40,000,000	$150,000
Insuring Agreement 5. Uncollectible Items of Deposit	Yes	$250,000	$25,000
Insuring Agreement 6. Stop Payment Order Liability	Yes	$250,000	$25,000
Insuring Agreement 7. Audit Expense	Yes	$250,000	$25,000
Insuring Agreement 8. Claims Expense	Yes	$250,000	$5,000
Other:			
Unauthorized Signatures	Yes	$500,000	$25,000
Toll Fraud	Yes	$1,000,000	$50,000

G-138290-NA
Ed. 11/06



*Under Insuring Agreement 1. Fidelity, there shall be no retention applicable to loss sustained by any Investment Fund.

Item 7.   Riders/Endorsements forming a part of this Policy at issuance:

GSL4167NA	Ed. 11/04 Toll Fraud
SR-5261b	Ed. 10/87 Cosurety Rider
GSL5260	Ed. 12/04 Omnibus Joint Loss Payee Rider
SR 6117	Ed. 01/81 Pennsylvania Notice
SR 5969a	Ed. 06/90 Cancelation Rider
FIG-4125-A	Ed. 06/99 Non-Cumulative Rider
GSL5219	Ed. 11/04 Securities and Exchange Regulatory Compliance Rider
GSL5304XX	Ed. 12/04 Unauthorized Signature Rider
PRO9482	Ed. 07/07 Trade and Economic Sanctions Endorsement
FIG-1124-FD	Ed. 01/94 Definition of Employee
CNA-87283-NA	Ed. 10/16 Social Engineering Fraud Insuring Agreement Coverage Rider
GSL17123NA	Ed. 01/10 Amend Definition of ABC Corp Insureds Endorsement

These Declarations, along with the completed and signed **Application**, the Policy, and any written endorsements attached shall constitute the contract between **ABC Corp.** and the Insurer.

By:

Date: December 07, 2016

G-138290-NA
Ed. 11/06


The Insurer and the **ABC Corp. Insureds** agree as follows, in consideration of the payment of the premium and in reliance upon all statements made in the **Application** furnished to the Insurer designated in the Declarations, a stock insurance corporation, hereafter called the "Insurer".

I. INSURING AGREEMENTS

1. Fidelity

   If Insuring Agreement 1 coverage is included as set forth in the Coverage Schedule of the Declarations, the Insurer shall indemnify **ABC Corp. Insureds** for **Loss** resulting directly from **Fraudulent or Dishonest Acts,** including larceny or embezzlement, committed by any **Employee** unless the person committing the acts has access to the funds taken solely through a position as an officer or employee of a bank.

2. Property

   If Insuring Agreement 2 coverage is included as set forth in the Coverage Schedule of the Declarations, the Insurer shall indemnify **ABC Corp. Insureds** for **Loss** of **Property** resulting directly from **Theft, False Pretense**, misplacement, mysterious unexplainable disappearance, physical damage or destruction thereof, wherever situated and whenever occurring, including **Property** in transit.

   In the event an **ABC Corp. Insured** sustains a **Loss** of securities covered under this Insuring Agreement but the securities are valued at an amount in excess of the Scheduled Limit of Liability, that **ABC Corp. Insured** may apply any portion of the applicable Scheduled Limit of Liability, up to an amount not to exceed 50% of that limit, to the purchase of a lost instrument bond under its own indemnity to replace some or all of those securities. In the event the **ABC Corp. Insured** elects to do so, the Scheduled Limit of Liability shall be reduced by the amount used to purchase the lost instrument bond and the remainder of the Scheduled Limit of Liability shall be applied to settlement of **Loss**.

   Any lost instrument bond purchased pursuant to this section will be purchased from the Insurer, or its affiliates, unless the Insurer and its affiliates decline to issue it.

3. Financial Documents

   If Insuring Agreement 3 coverage is included as set forth in the Coverage Schedule of the Declarations, the Insurer shall indemnify **ABC Corp. Insureds** for **Loss** resulting directly from an **ABC Corp. Insured** having in good faith:

   a. acted on an **Original Financial Document** which bears a **Forgery** or **Alteration** upon which the **ABC Corp. Insured** relied;

   b. acted on an **Original Financial Document** that was, at the time the **ABC Corp. Insured** acted upon it, lost or stolen;

   c. acted in reliance on a **Financial Document** which is a **Counterfeit**; or

   d. guaranteed in writing or witnessed any signature on an assignment, bill of sale, endorsement, guarantee, or power of attorney which transfers a **Financial Document** or uncertificated security.

Actual physical possession, and continued actual physical possession if taken as collateral, of a **Financial Document** by:

    i.   the **ABC Corp. Insured** or its authorized custodial agent, or

    ii.   a financial institution, or its authorized custodial agent to which the **ABC Corp. Insured** sold, in whole or in part, a loan for which the **Financial Document** represents collateral, but only if the **ABC Corp. Insured** remains liable to the institution by written contract to repurchase the loan.

is a condition precedent to the **ABC Corp. Insured** having acted in reliance upon the **Financial Document**.

4.   Computer / Funds Transfer

If Insuring Agreement 4 coverage is included as set forth in the Coverage Schedule of the Declarations, the Insurer will indemnify **ABC Corp. Insureds** for **Loss** resulting directly from an **ABC Corp. Insured** having in good faith transferred funds or **Property** or otherwise given value because of:

a.   the fraudulent change, modification, or destruction of **Electronic Data** or **Electronic Computer Instructions**, including that caused by **Computer Virus**, (1) within a **Computer System** operated by an **ABC Corp. Insured**; or (2) while being electronically transmitted through communication lines, including satellite links, from a **Computer System** operated by an **ABC Corp. Insured** to a **Computer System** operated by a customer while the **ABC Corp. Insured** is acting as a **Service Bureau** for that customer; if the fraud was committed by a person acting to obtain a financial benefit;

b.   the fraudulent preparation or modification of **Electronic Computer Instructions** by a person intending to cause the **Loss** to the **ABC Corp. Insured** and to obtain a financial benefit;

c.   the fraudulent entry of data into a **Computer System** or **Communications Terminal** operated by an **ABC Corp. Insured** or an **Electronic Communication Customer**, from or apparently from another such **Communication Terminal** or **Computer System** if the data was not in fact sent by the **ABC Corp. Insured** or **Electronic Communication Customer**, or if the data were fraudulently modified during transit (physical or electronic) between **Computer Systems** or **Communication Terminals**;

d.   a fraudulent voice or telephone keypad initiated funds transfer instruction, directed to an **ABC Corp. Insured** by telephone from or purportedly from an **Electronic Communication Customer**, if the instruction was not made by or at the direction of a person who is authorized to initiate such a transfer according to the written agreement between the **ABC Corp. Insured** and the **Electronic Communication Customer** and if the instruction was **Tested**;

e.   a fraudulent communication by **Fax** or other **Tested** written communication sent or apparently sent between an **ABC Corp. Insured** and an **Electronic Communication Customer** if the communication was either not sent by the **ABC Corp. Insured** or **Electronic Communication Customer,** or was fraudulently modified during transit between the **ABC Corp. Insured** and the **Electronic Communication Customer**; or

5.   Uncollectible Items of Deposit

If Insuring Agreement 5 coverage is included as set forth in the Coverage Schedule of the Declarations, the Insurer will indemnify **ABC Corp. Insureds** for **Loss** resulting from the



crediting of an account of a customer, shareholder or subscriber of an **ABC Corp. Insured** on the faith of any item of deposit which proves to be uncollectible provided that:

a. the item was held for a minimum of 5 days before any redemption, withdrawal, dividend payment or share issuance occurs with respect to that item of deposit: and

b. there was a redemption, withdrawal, dividend payment or share issuance with respect to that item of deposit.

6.   Stop Payment Order Liability

If Insuring Agreement 6 coverage is included as set forth in the Coverage Schedule of the Declarations, the Insurer shall indemnify **ABC Corp. Insureds** for **Loss** resulting directly from its legal liability for:

a.   compliance with or failure to comply with the request of the customer, or an authorized agent of the customer, to stop payment on any draft made or drawn upon or against the **ABC Corp. Insured** by the customer or by an authorized agent of the customer; or

b.   refusal to pay any draft made or drawn upon or against the **ABC Corp. Insured** by the customer or by an authorized agent of the customer.

7.   Audit Expense

If Insuring Agreement 7 coverage is included as set forth in the Coverage Schedule of the Declarations, the Insurer shall indemnify **ABC Corp. Insureds** for expense incurred by an **ABC Corp Insured** for that part of the cost of audits or examinations required by any governmental regulatory authority to be conducted by the regulatory authority or an independent accountant by reason of the discovery of loss sustained through larceny or embezzlement committed by an officer or director.

8.   Claims Expense

If Insuring Agreement 8 coverage is included as set forth in the Coverage Schedule of the Declarations, the Insurer shall indemnify **ABC Corp. Insureds** for fees and expenses incurred and paid by **ABC Corp. Insured**, with prior approval of the Insurer, to determine the existence, amount and extent of **Loss** in excess of the retention if such **Loss** is in fact covered under any other Insuring Agreement of this Policy.

II.   DEFINITIONS

For purposes of this Policy:

1.   **ABC Corp.** means the company named in Item 1 of the Declarations, including such company as a debtor in possession under United States bankruptcy law or an equivalent status under the law of any other country.

2.   **ABC Corp Insureds** means **ABC Corp.** and **Investment Funds** scheduled in Endorsement 10.

3.   **Alteration** means material modification of a **Financial Document** by a person acting without authority and with the intent to deceive.

4.   **Annual Period** means each consecutive twelve month period commencing on the effective date of this policy.

5. **Application** means all signed applications for this Policy and for any policy in an uninterrupted series of policies issued by the Insurer or any affiliate of the Insurer of which this Policy is a renewal or replacement. An "affiliate of the Insurer" means an insurer controlling, controlled by or under common control with the Insurer.

6. **Automated Clearing House** means any corporation or association which operates an electronic clearing and transfer mechanism for the transfer of preauthorized recurring debits and credits between financial institutions on behalf of the financial institutions' customers.

7. **Central Depository** means any clearing corporation, including any Federal Reserve Bank of the United States, where as the direct result of an electronic clearing and transfer mechanism book entries are made reducing the account of the transferor, pledgor or pledgee and increasing the account of the transferee, pledgee or pledgor by the amount of the obligation or the number of shares or rights transferred, pledged or released.

8. **Computer System** means computers with related peripheral components, including storage components wherever located; systems and applications software; terminal devices; and related communication networks; by which data are electronically collected, transmitted, processed, stored and retrieved.

9. **Communications Terminal** means any teletype, teleprinter or video display terminal or similar device capable of sending or receiving information electronically and equipped with a keyboard.

10. **Computer Virus** means a set of unauthorized instructions, programmatic or otherwise, that propagate themselves through a **Computer System** operated by an **ABC Corp. Insured** which were maliciously introduced into the system by a person other than by an identifiable **Employee**.

11. **Counterfeit** means:
    a.   with respect to certificated securities: an imitation which is intended to deceive, and resembles or apparently intends to resemble or to be taken as the original; or
    b.   with respect to other **Financial Documents**: an imitation which is intended to deceive, and to be taken as the original.

12. **Electronic Communication** means any communication initiated through a **Computer System**, a **Fax**, Telex, TWX and any other electronically transmitted communication.

13. **Electronic Communication Customer** means:

    a.   natural persons or entities authorized by written agreement with an **ABC Corp. Insured** to initiate funds transfer by **Electronic Communication** or by telephone;

    b.   **Automated Clearing Houses**;

    c.   offices of **ABC Corp. Insureds**;

    d.   financial institutions; and

    e.   **Central Depositories** handling **Electronic Securities**.

14. **Electronic Communication System** means electronic communication systems operated by Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank Financial Telecommunication (SWIFT), Clearing House Automated Payment System (CHAPS), an **Automated Clearing House** which is a member of the National Automated Clearing House Association and similar automated communication systems in use by **ABC Corp Insureds**.

15. **Electronic Computer Instructions** means computer programs using facts or statements converted to a form usable in a **Computer System** to act upon **Electronic Data**.

16. **Electronic Data** means facts or information converted to a form usable in a **Computer System** which are stored on **Electronic Data Processing Media** for use by computer programs.

17. **Electronic Data Processing Media** means the punched cards, magnetic tapes, punched tapes or magnetic discs or other bulk media on which **Electronic Data** are recorded.

18. **Electronic Security** means a share, participation or other interest in property of the issuer or an obligation of the issuer that:

    a. is of a type commonly dealt with in securities exchanges or markets; and

    b. is either one of a class or series, or by its terms is divisible into a class or series of shares, participations, interests or obligations; and

    c. i. is not represented by a paper certificate, or

        ii. is part of a master or global paper certificate, or

        iii. represents a paper certificate that has been surrendered by a financial institution and has been combined into a master depository note with the paper certificates being immobilized and individually shown as an electronic entry on the account of the transferor, pledgor or pledgee on the books of a **Central Depository**.

19. **Employee** means:

    a. an officer or other employee of an **ABC Corp. Insured**, while employed by that **ABC Corp. Insured** and a guest student performing studies or duties in any of said offices or premises;

    b. a director while acting as a member of any committee, duly elected or appointed by resolution of the board of directors of an **ABC Corp. Insured,** to perform specific directorial acts on behalf of that **ABC Corp. Insured** or while acting within the usual scope of duties of an employee;

    c. an attorney retained by an **ABC Corp. Insured** and any employee of such attorney while either is performing legal services for that **ABC Corp. Insured**;

    d. a person provided by an employment contractor to perform employee's duties for an **ABC Corp. Insured** under that **ABC Corp Insured's** supervision at any of that **ABC Corp. Insured's** offices or premises covered hereunder;

    e. an employee of an institution merged or consolidated with an **ABC Corp. Insured** prior to the effective date of this Policy; and

    f. each natural personal, partnership or corporation (other than a customer, and other than a Federal Reserve bank or a clearing house, or any other bank while performing functions as a collecting bank), authorized by an **ABC Corp. Insured** to perform services as an electronic data processor of checks or other accounting records of that **ABC Corp. Insured**, after those checks are received or created by that **ABC Corp. Insured**, not including preparation or modification of computer software or programs ("processor"). Each such processor, and the partners, officers, and employees of such processor shall, collectively, be deemed to be one **Employee**.

g.   any partner, officer or employee of an investment adviser, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator for an **ABC Corp. Insured** only while performing acts coming within the usual and customary duties of an officer or employee of that **ABC Corp. Insured** or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to property of that **ABC Corp. Insured**; provided that the adviser, underwriter, agent, recordkeeper or administrator is an affiliated person (as defined in Section 2(a) of the Investment Company Act of 1940) of that **ABC Corp. Insured.**

This Policy does not afford coverage in favor of the employers of any natural persons described in c-g, above. The Insurer will, upon payment of any loss hereunder, acquire all of the rights each **ABC Corp. Insured** has against any such employer by reason of the acts giving rise to the loss.

20.   **False Pretense** means a fraudulent representation made by a person:

(1)   at the time of transfer of the **Property;**

(2)   to an **ABC Corp. Insured** who was in possession of the **Property** immediately prior to the transfer; and

(3)   which directly results in the transfer of the **Property.**

21.   **Fax** means a facsimile communication system or similar communication system utilizing teleprocessed imagery that produces a paper copy of a document, but does not include an **Electronic Communication** sent by telex, Twix or an **Electronic Communication System**.

22.   **Financial Document** means a physical document which:

a.   is a **Negotiable Instrument**;

b.   is a letter of credit;

c.   is a written instruction directed to an **ABC Corp. Insured** from, or purportedly from, a customer, **Employee** or financial institution of a type customarily prepared by a customer, **Employee** or financial institution and upon which that **ABC Corp. Insured** ordinarily acts to cause a deposit, withdrawal or transfer of funds;

d.   is considered as a matter of law to be primary evidence of:

i.   the right to ownership or possession of property; or

ii.   a debt owed directly or contingently:

e.   creates or discharges a lien on property;

f.   ordinarily has value transferred by endorsement or assignment coupled with delivery; or

g.   is **Money,**

but does not include: (i) travelers checks; (ii) data which exists in a **Computer System** in electronic form; and (iii) bills of lading, dock warrants, dock receipts, warehouse receipts or orders for the delivery of goods including without limitation, any document which evidences or purports to evidence that the holder is entitled to receive hold and dispose of the document and the goods it covered.

23.   **Fraudulent or Dishonest Acts** means an act or acts undertaken by an **Employee** with the intent to: (1) cause an **ABC Corp Insured** to sustain the loss; and (2) obtain a financial benefit (other than wages, salary, commissions, bonuses or other perquisites of employment or any other benefit which an **ABC Corp Insured** knows that the **Employee** receives from his employment) for the **Employee** or another person whom the **Employee** intends to benefit.

24.   **Forgery** and **Forged** means the signing of the name of another person or organization without authority with intent to deceive; it does not include a signature consisting in whole or in part of one's own name, signed with or without authority, in any capacity, for any purpose.

25.   **Investment Fund** means an investment company as defined under 15 USC 80a-3, which is required by SEC Regulation 17g-1 to maintain fidelity insurance.

26.   **Loss** means:

   a.   loss of funds or **Property** owned by **ABC Corp. Insured**, but not loss of use of funds or **Property**;

   b.   (i) loss of funds or **Property** owned by others for which an **ABC Corp. Insured** is legally liable, but not loss of use of those funds or **Property**, except for the loss of accrued interest or dividends; (ii) compensatory damages for which an **ABC Corp. Insured** is legally liable other than those for loss of use, bodily injury, mental or emotional distress, personal injury and any other injury to reputation; and

   c.   Fees and expenses paid to persons who are not officers or other employees of an **ABC Corp. Insured**, in defending any **claim** brought against that **ABC Corp.** to the extent to which the allegations, if established, would constitute **Loss** covered under this Policy;

   and does not include any fee, expenses, damage, or charge not expressly enumerated above.

   Loss is valued under **XIII**. **LOSS VALUATION**

27.   **Money** means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.

28.   **Negotiable Instrument** means any document which:
   a.   is signed by the maker or drawer;

   b.   contains any unconditional promise or order to pay a sum certain in **Money** and no other promise, order, obligation or power given by the maker or drawer;

   c.   is payable on demand or at a definite time; and

   d.   is payable to order or bearer.

29.   **Original Financial Document** means a **Financial Document** which has been completed, with or without signature, by persons who were acting with authority in completing the document at the time it was completed.

30. **Policy Period** means the period from the effective date of this Policy to the Policy expiration date stated in Item 2 of the Declarations, or its earlier cancellation date.

31. **Policy Premium** means the original premium and the fully annualized amount of any additional premiums charged by the Insurer for or during the **Policy Period**.

32. **Pollutants** means any substance exhibiting hazardous characteristics as or may be defined or identified on any list of hazardous substances issued by the United States Environmental Protection Agency or any state or local or foreign counterpart. **Pollutants** also means, without limitation, any solid, liquid, gaseous or thermal irritant or contaminant, including smoke, vapor, soot, fumes, acids, alkalis, chemicals or waste (including materials to be recycled, reconditioned or reclaimed), as well as any air emission, odor, waste water, oil or oil products, infectious or medical waste, asbestos, or asbestos products or any noise.

33. **Property** means **Financial Documents**, gems, jewelry, precious metals in bars or ingots, and all other tangible items of personal property owned by an **ABC Corp. Insured** or for which it is legally liable, other than as lessee.

34. **Service Bureau** means a person or entity authorized by written agreement to perform data processing services for others using **Computer Systems.**

35. **Single Loss** means:
    a. all **Loss** caused by one person or in which any single person is implicated; or

    b. all **Loss** arising out of any event, transaction or occurrence if not caused by a single person or if no single person is concerned or implicated.

36. **Takeover** means:

    a. the acquisition by another entity or person, or group of entities and/or persons acting in concert, of (i) the ownership or control of voting stock of **ABC Corp.** resulting in the ownership or control of more than 50% of the voting stock of **ABC Corp.** or (ii) assets of **ABC Corp.** resulting in the ownership of more than 50% of the total consolidated assets of **ABC Corp,** as of the date of **ABC Corp's** most recent audited consolidated financial statement prior to such acquisition;

    b. the merger of **ABC Corp.** into another entity such that **ABC Corp.** is not the surviving entity;

    c. the consolidation of **ABC Corp.** with another entity; or

    d. the appointment of a receiver, conservator, liquidator, trustee, rehabilitator, or similar official to take control of, supervise, manage, or liquidate **ABC Corp.** or any other taking over of, or taking control of, **ABC Corp.** by any governmental agency, body or representative, or **ABC Corp.** becoming a debtor in possession under United States bankruptcy law or an equivalent status under the law of any other country.

37. **Tested** means:

    a. as respects a **Fax** or other written communication: a method of authenticating the contents of a telefacsimile by affixing to it a valid test key that has been exchanged between an **ABC Corp. Insured** and a customer, an office of that **ABC Corp. Insured** or another financial institution; and

b.   as respects voice: a call-back by an **ABC Corp.** Insured prior to acting on the instruction to a person authorized by written agreement with an **ABC Corp.** Insureds to authenticate the instruction, other than a call to the person who purportedly initiated the instruction, provided the instruction and call-back are recorded

c.   as respects telephone keypad: (i) the required entry of a personal identification_(PIN) by the initiator prior to the transaction; (ii) a refusal to proceed with the transaction by the system if the correct PIN is not input by the initiator within three attempts; (iii) a written confirmation of the transaction is sent to the customer within five business days, requesting the customer to verify the transaction; and (iv) the logging or other recording of the transaction in retrievable form.

38.   **Theft** means robbery, burglary, and any other unlawful taking not accomplished by trick or false representation.

III.   EXCLUSIONS

1.   <u>Exclusions Applicable to All Insuring Agreements</u>

The Insuring Agreements do not apply to **Loss**:

a.   resulting directly or indirectly from loss of trade secrets, confidential processing methods, customer lists, or other confidential or proprietary Information;

b.   resulting from transactions in customers accounts, whether authorized or unauthorized, except for the unlawful withdrawal and conversion of **Money**, securities or precious metals directly from a customers account by an **Employee** provided such withdrawal and conversion is covered under Insuring Agreement 1;

c.   to one or more **ABC Corp. Insureds** which benefits another **ABC Corp. Insureds**;

d.   caused by a customer after discovery by a director, officer or partner of any **ABC Corp. Insured** of an actual or potential **Loss** covered hereunder caused by that customer;

e.   resulting directly or indirectly from:

    (1)   riot or civil commotion outside any country in which **ABC Corp. Insureds** have an office which is permanently staffed by an **Employee**, or loss due to war or insurrection, except for loss of Property in transit, if when such transit was initiated, there was no knowledge of such riot, civil commotion, war or insurrection on the part of **ABC Corp. Insureds** in initiating such transit;

    (2)   the effect of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

    (3)   any event with respect to which notice has been given prior to the effective date of this Coverage Part under any policy or bond providing the same or similar coverage to that afforded under this Coverage Part, whether or not the event is covered by that other policy or bond;

    (4)   any event which is not reported in the form and substance provided in Section VII ATTACHMENT/NOTICE;

f.   which could have been recovered, but was not recovered, due to the failure of **ABC Corp. Insureds** to pursue reasonable efforts to make recovery from persons responsible for causing it;

g.   which amounts to penalties or fines, or any damages or settlements which do not meet the definition of **Loss**.

2.   Exclusions Applicable to Insuring Agreement 1 Only

Insuring Agreement 1 does not apply to **Loss** resulting directly or indirectly from acts of any **Employee** which are committed at any time after any director or officer of **ABC Corp**, not in collusion with the **Employee**, learns of any dishonest or fraudulent act committed by the **Employee**, whether in the employment of **ABC Corp.** or otherwise, and whether or not the type covered under this Insuring Agreement, unless the acts occurred prior to the employment by **ABC Corp. Insured** and involved property valued at less than $10,000;

3.   Exclusions Applicable to Insuring Agreement 2 Only

Insuring Agreement 2 does not apply to **Loss**:

a.   of **Property** lost while in customers' safe deposit boxes;

b.   of **Property** surrendered away from an office or premises of **ABC Corp Insureds** as a result of a threat:

(1)   to do bodily harm to any person, except loss of **Property** in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by **ABC Corp. Insureds** of any such threat; or

(2)   to do damage to the offices, premises or property of **ABC Corp. Insureds**.

c.   of **Property** lost while in the mail;

d.   of **Electronic Data Processing Media** or **Electronic Data** lost in transit other than by armored motor vehicle; or

e.   of personal property not specifically enumerated in the definition of **Property**, for which an **ABC Corp. Insured** is legally liable if an **ABC Corp Insured** has any other insurance, regardless of amount, under which the property is covered; and in all events after 60 days from the date an **ABC Corp. Insured** became legally liable for the property; or

f.   resulting directly or indirectly from:

(1)   theft or any other dishonest or fraudulent act committed by an **Employee**;

(2)   any forgery, alteration or counterfeiting;

(3)   erroneous credits to a depositor's account, unless payment or withdrawal is physically received by the depositor or representative of the depositor who is within the office of an **ABC Corp. Insured** at the time of the payment or withdrawal;

(4)   items of deposit which are not finally paid or for which provisional credit is otherwise properly revoked for any reason, including but not limited to forgery or any other fraud;

(5)   **Electronic Communications** or telephonic communications; or

(6)   any transaction which is or purports to be: (i) a loan or other extension of credit to or from **ABC Corp. Insureds**, including the acquisition of false or genuine accounts, invoices, notes or agreements; or

(ii) trading, with or without knowledge of **ABC Corp. Insureds** and whether or not involving fictitious accounts;

(7)   the use or purported use of credit, debit, charge, access, convenience, or identification cards.

4.   Exclusions Applicable to Insuring Agreement 3 Only

Insuring Agreement 3 does not apply to **Loss** resulting directly or indirectly from:

a.   theft or any other dishonest or fraudulent act committed by an **Employee**;

b.   the insolvency of another financial or depository institution;

c.   any document which is presented as a copy;

d.   items of deposit which are not finally paid, or for which provisional credit is otherwise properly revoked, for any reason, including, but not limited to forgery or any other fraud; or

e.   a fraudulent entry of data into, or change, modification, or destruction of data elements or programs within a **Computer System** operated or used by an **ABC Corp. Insured**

5.   Exclusions Applicable to Insuring Agreement 4 Only

Insuring Agreement.4 does not apply to **Loss** resulting directly or indirectly from:

a.   theft or any other dishonest or fraudulent act committed by an **Employee**;

b.   insolvency of another financial institution;

c.   liability assumed by an **ABC Corp. Insured** under any contract unless such liability would have attached to such **ABC Corp. Insured** in the absence of such agreement;

d.   a threat to do bodily harm to any person, or to do damage to the premises or property of an **ABC Corp. Insured**;

e.   forged, altered, counterfeit or otherwise fraudulent **Financial Documents** used as source documentation in the preparation of **Electronic Data** or manually keyed in a **Communication Terminal**;

f.   **Financial Documents** except as converted to **Electronic Data** and then only in such converted form;

g.   the accessing of any confidential information, including but not limited to trade secret information, computer programs or customer information;

h.   mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, **Electronic Data Processing Media** failure or breakdown, any malfunction or error in programming, or errors or omissions in processing;

i.   the input of **Electronic Data** at an authorized terminal of an electronic funds transfer system or a customer communication system by a customer or other person who had authorized access to the customer's authentication mechanism; or



j.   fraudulent features contained in **Electronic Computer Instructions** developed for sale to, or that are sold to, multiple customers at the time of their acquisition from a vendor or consultant.

k.   The use or attempted use of credit, debit, charge, access, convenience or identification cards.

6.   <u>Exclusions Applicable to Insuring Agreement 6. Only</u>

Insuring Agreement 6 does not apply to **Loss** resulting directly or indirectly from:

a.   theft of any other dishonest or fraudulent act committed by an **Employee**; or

b.   the insolvency of another financial or depository institution

c.   the use or purported use of credit, debit, charge, access, convenience or identification cards.

IV.   LIMITS OF LIABILITY

The amount set forth in Item 5 of the Declarations as the Limit of Liability for each Insuring Agreement is the maximum amount the Insurer will pay for each **Single Loss** under such Insuring Agreement. Where a loss involves more than one Insuring Agreement, the Agreement with the highest limit shall be the only applicable coverage.

The Insurer is liable to pay only that amount of a covered **Single Loss** in excess of the applicable Retention, if any, up to the applicable Limit of Liability. The Retention shall be uninsured. In the event more than one Retention applies to a **Single Loss**, the maximum total Retention amount applicable to such **Single Loss** shall be the highest of such applicable Retentions.

The Insurer shall pay **Loss** as incurred by the **ABC Corp. Insureds**, without consideration of other future payment obligations.

If, during an **Annual Period,** an **ABC Corp Insured** requires an increase in limits to comply with SEC Regulation 17g-1 due to an increase in asset size, whether by growth of current funds insured or by the acquisition of other funds, that increase in limits shall take place automatically provided that the total combined limit of liability for all **ABC Corp Insureds** under this policy does not exceed $25,000,000 after taking into consideration the increase in limits needed due to the increase in asset size. If the increase in limits needed as a result of the increase in assets will cause the combined limits for all **ABC Corp Insureds** to exceed $25,000,000, then the increase will not occur unless written consent of the Insurer is obtained.

Within 15 days of the end of each **Annual Period, ABC Corp.** shall, for each ABC **Corp. Insured**, advise the Insurer, in writing, of its current asset size as of the conclusion of that **Annual Period** and shall pay to the Insurer any additional premium required by it for any newly created investment companies or any increase in limits due to increases in the asset size of ABC **Corp. Insureds**.

V.   SETTLEMENT/ALLOCATION

1.   Insurer's Consent

The **ABC Corp. Insureds** shall not admit liability, consent to any judgment, agree to any settlement or make any settlement offer without the Insurer's prior written consent, such consent not to be unreasonably withheld. The Insurer shall not be liable for any **Loss** incurred by an **ABC Corp. Insured** to the extent the **Loss** results from an **ABC Corp. Insured** admitting liability, consenting to any judgment, agreeing to any settlement or making any settlement offer without the Insurer's prior written consent. The **ABC Corp. Insureds** agree that they shall not knowingly take any action which increases the Insurer's exposure for **Loss** under this Policy.

2. Defense of Claims

    The **ABC Corp. Insureds** and not the Insurer have the duty to defend claims against **ABC Corp. Insureds**. The Insurer has the right, but not the duty, to associate itself in the defense and settlement of any claim.

3. Allocation of **Loss**

    If a claim against **ABC Corp. Insureds** covered under the Policy includes both covered and uncovered matters, against **ABC Corp. Insureds** who are extended coverage therefor and others who are not extended coverage therefor, the **ABC Corp. Insureds** agree that there must be an allocation between insured and uninsured loss. The **ABC Corp. Insureds** and the Insurer shall exert their best efforts to agree upon a fair and proper allocation between insured and uninsured loss.

VI. ATTACHMENT/NOTICE

Subject to the provisions of Section XII, CHANGE OF STATUS OF INSUREDS, this Policy applies to events first discovered during the **Policy Period**.

Discovery of an event occurs on the earliest of the dates when any Vice President or above of an **ABC Corp. Insured**, not in collusion with a wrongdoer, first becomes aware of facts which would cause a reasonable person to assume that: (1) fraudulent or dishonest conduct has been committed by any person, whether an **Employee** or otherwise, and a loss to an **ABC Corp. Insured** is likely to occur as a result; (2) there has been a loss of **Property** owned or held by an **ABC Corp. Insured**, or for which it is claimed to be legally liable, or (3) conduct of a kind described in any of the Insuring Agreements of this policy has occurred, even though the fact or amount of loss resulting from that conduct may not then be known.

If during the **Policy Period** discovery of an event occurs, then the **ABC Corp. Insureds** must, as soon as practicable and in no event later than 60 days after the end of the **Policy Period**, if applicable, provide written notice to the Insurer containing at a minimum:

a. the date and circumstances surrounding the first awareness the **ABC Corp. Insured** had of the **Loss**;

b. sufficient detail to provide a reasonable basis for believing that any **Loss** may be covered under an Insuring Agreement;

c. the amount of actual **Loss** known and an estimate of the total amount of **Loss** expected to result; and

d. a description of all known resources from which set off or subsequent recovery to reduce the **Loss** may be had.

From and after the time notice is given as set forth above, the Insurer and each **ABC Corp. Insured** shall cooperate in all matters concerning investigation and adjustment of any **Loss** out of which the notice arose. As a condition precedent to recovery under this Policy, and subject to the other terms and conditions of this Policy, **ABC Corp.** must establish by a preponderence of the evidence that a covered event occurred and that **Loss** in excess of the retention resulted directly from that covered event, but it is not required to provide that evidence in any particular form of proof of loss.


ABC Corp. Insureds shall give written notice to the Insurer under this Policy as specified in Item 4 of the Declarations, which shall be effective upon receipt.

The **ABC Corp. Insureds** shall furnish the Insurer with copies of reports, investigations, pleadings, and all related papers, and such other information, assistance and cooperation as the Insurer may reasonably request.

VII.   CANCELLATION

The Policy may not be terminated or cancelled unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission in Washington, D.C. and to each **ABC Corp Insured**, not less than ninety (90) days prior to the effective date of cancellation or termination.

VIII.   NOTICES TO THE NAMED COMPANY

Any notices required under Section **VI. CANCELLATION** shall be provided to **ABC Corp.** at its last known address and to its insurance agent or broker. The mailing by certified mail of such notice shall be sufficient.

IX.   OTHER INSURANCE

If any **Loss** resulting from any claim is insured under any other policies, this Policy shall apply only to the extent the **Loss** exceeds the amount paid under such other insurance whether such other insurance is stated to be primary, contributory, excess, contingent or otherwise, unless such other insurance is written only as specific excess insurance over this Policy.

X.   APPLICATION

1. The **ABC Corp. Insureds** represent and acknowledge that the statements contained in the **Application** and any materials submitted or required to be submitted therewith (all of which shall be maintained on file by the Insurer and be deemed attached to and incorporated into this Policy as if physically attached), are true and: (i) are the basis of this Policy and are to be considered as incorporated into and constituting a part of this Policy; and (ii) shall be deemed material to the acceptance of this risk or the hazard assumed by the Insurer under this Policy. This Policy is issued in reliance upon the truth of such representations.

2. In the event the **Application**, including materials submitted or required to be submitted therewith, contains any willful misrepresentation or omission:

   a.   made with the intent to deceive, or

   b.   which materially affects either the acceptance of the risk or the hazard assumed by the Insurer under the Policy;

   this Policy shall be void as to each **ABC Corp. Insured**, if an officer or director was aware of the misrepresentation or omission and took no action to correct it.

XI.   COVERAGE FOR NEW INVESTMENT FUNDS

1. If, after the effective date of this Policy, an **ABC Corp. Insured** creates or acquires any new **Investment Fund**, then such fund shall be covered under this Policy, subject to its terms and conditions, only if:

   a.   the fair value of all cash, securities, assumed indebtedness and other consideration paid by the **ABC Corp Insured** does not exceed 10% of the total consolidated assets of all **ABC Corp Insureds.** as of the date of **ABC Corp.'s** most recent audited consolidated financial statement prior to such transaction; and

b. the total combined limit of liability for all **ABC Corp Insureds**, as required by SEC Regulation 17g-1, including the newly acquired or created fund, does not exceed $50,000,000;or

c. other than as described in paragraphs a-b immediately above, the Insurer, at its sole option upon submission of such information as the Insurer may require, and payment of any additional premium and/or amendment of the provisions of the Policy, agrees to provide coverage for such funds.

2. There is no coverage under this policy for any event discovered prior to the effective date of such creation, merger or acquisition, either by an **ABC Corp. Insured,** or by the created, acquired or merged entity.

XII. CHANGE OF STATUS OF INSUREDS

1. **Takeover** of **ABC Corp.**

In the event of a **Takeover** of **ABC Corp**, coverage shall continue until this Policy is otherwise terminated, but only with respect to **Loss** sustained before the effective date of the **Takeover**, unless (i) the Insurer is notified in writing of the **Takeover** prior to the **Takeover** effective date and agrees in writing to provide coverage for **Loss** sustained, on or after such effective date, and (ii) **ABC Corp.** accepts any special terms, conditions, exclusions or additional premium charge required by the Insurer. However, if the **Takeover** arises in circumstances described in Section II. **DEFINITIONS**, subsection 36.d in the definition of **Takeover**, there is no coverage for any event reported after the date of **Takeover**.

2. Cessation of Individual Insured Status

If any **ABC Corp. Insured** ceases to be subject to management by **ABC Corp,** there shall be no coverage for **Loss** sustained by such **ABC Corp. Insured** after the date it ceased to be subject to management by **ABC Corp.**

XIII. LOSS VALUATION

1. **Loss** Valuation

In order to determine the obligation of the Insurer to make in kind replacement and to determine whether the subject loss exceeds the Retention or the Scheduled Limit of Liability, **Property** which has a market value shall be valued as of the date of discovery of the insured event by an **ABC Corp Insured**. At the date of settlement, the Insurer will replace or pay according to the following provisions.

2. Money

Any loss of **Money** or loss payable in **Money**, which at the time of discovery of the insured event by an **ABC Corp Insured** exceeds the Retention but is within the applicable Scheduled Limit of Liability, shall be paid in United States dollars unless the loss was sustained in another country. In that case, at the option of **ABC Corp.** the loss will be paid in the **Money** of the country in which the loss was sustained or in the United States dollar equivalent thereof. If the United States dollar equivalent on the date of settlement exceeds the applicable Scheduled Limit of Liability, the Insurer shall nevertheless pay the United States dollar equivalent up to the amount which replaces the loss as measured in money of the country in which the loss was sustained as valued on the date of discovery by an **ABC Corp. Insured** of the event.

3. Other **Financial Documents**

In the event of a loss of **Financial Documents** other than **Money**, the value which at the date of discovery exceeds the Retention but is within the applicable Scheduled Limit of Liability, the Insurer at its option, shall settle its liability under this Policy in kind or shall pay to **ABC Corp. Insureds** the fair market value of the **Financial Documents** valued at the date of settlement. If the Insurer replaces **Financial Documents** or pays the fair market value thereof, it shall replace or pay for all such **Financial Documents** up to the amount which, as of the date of discovery of the insured event by an **ABC Corp Insured**, had a market value within the applicable Scheduled Limit of Liability even though the market value at the date of settlement exceeds the applicable Scheduled Limit of Liability.

In case of loss of subscription, conversion or redemption privileges through the loss of **Financial Documents**, the amount of **Loss** shall be the value of such privileges immediately preceding the expiration thereof.

If **Financial Documents** have no quoted market value, or if privileges have no quoted market value, their value shall be determined by agreement or arbitration.

4. Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records, the Insurer shall be liable only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages, or other materials plus the cost of labor for the actual transcription or copying of data furnished by an **ABC Corp. Insured** in order to reproduce such books and other records.

In case of loss of **Electronic Data**, Insurer shall pay only if such data is actually reproduced by other **Electronic Data** of the same kind or quality and then for not more than the cost of labor for the actual transcription or copying of data which shall have been furnished by an **ABC Corp Insured** in order to reproduce such **Electronic Data**.

If **Electronic Data** cannot be reproduced and represents securities, or financial instruments having a value, then the loss will be valued as indicated in the Other **Financial Documents** paragraphs of this Section.

In case of loss of, or damage to, **Electronic Data Processing Media**, Insurer shall pay only if such items are actually reproduced by other **Electronic Data Processing Media** of the same kind or quality and then for not more than the cost of the blank media plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such **Electronic Data Processing Media**. In the event that such data must be reconstructed by an **ABC Corp. Insured** for the purpose of reproduction, the actual reasonable cost of reconstruction of data (which shall not be deemed to include applications, programs or other software owned by **ABC Corp. Insureds**) shall also be included.

5. Other **Property**

In case of loss or damage to **Property** not identified above, the Insurer shall, at its option, pay the actual value of **Property**, as determined on the date of discovery, or replace or repair such **Property**. In either event the Aggregate Limit Liability shall be reduced by the actual payment made by the Insurer. Any disagreement between the Insurer and **ABC Corp.** as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

6.   Set Off

Loss shall be reduced by:

a.   any amount owed by any **ABC Corp. Insured** to any person who is legally liable for the **Loss** to the extent any **ABC Corp. Insured** has a right of set off to that amount; and

b.   all money and property received by any **ABC Corp. Insured** from any source in connection with any matter from which a **Loss** has arisen, including payment of principal, interest, dividends, commissions and the like, whenever and however paid.

XIV.   SUBROGATION AND RECOVERY

1.   To the extent it pays any **Loss**, the Insurer shall be subrogated to all the **ABC Corp. Insureds'** rights of recovery therefor. The **ABC Corp. Insureds** shall execute all papers necessary to secure such rights, including executing any documents necessary to enable the Insurer effectively to bring suit in their name, and shall take no action which impairs the Insurer's rights of subrogation or recovery.

2.   If a **Single Loss** is in part insured and in part uninsured under this Policy or is in an amount in excess of the applicable Limit of Liability, the **ABC Corp. Insureds** and the Insurer shall attempt to agree upon an equitable allocation of any recoveries made, whether before or after payment of the **Loss** by the Insurer, from any person or source responsible for causing the **Loss**. Reasonable expenses incurred in making a recovery shall always have priority of payment from all such recoveries. If, after exerting their best efforts, the **ABC Corp. Insureds** and the Insurer are unable to agree upon such an allocation after taking into account due consideration for the respective parties' willingness to pay the expenses of making any recovery, the Insurer, if requested by the **ABC Corp. Insureds**, shall submit the dispute to binding arbitration. The rules of the American Arbitration Association shall apply except with respect to the selection of the arbitration panel, which shall consist of one arbitrator selected by the **ABC Corp. Insureds**, one arbitrator selected by the Insurer, and a third independent arbitrator selected by the first two arbitrators.

3.   In no event shall the **ABC Corp. Insureds** be entitled to recoup from recoveries any amount to satisfy any Retention until after all amounts which the Insurer is required to pay or pays under any applicable Coverage Part are reimbursed to the Insurer.

3.   Any allocation of recoveries for purposes of this Section **XVI** shall not change any provisions dealing with calculation of **Loss**.

XV.   CHANGES

Notice to or knowledge possessed by any agent or other person acting on behalf of the Insurer shall not effect a waiver or a change in any part of this Policy or stop the Insurer from asserting any right under the provisions of this Policy, nor shall the provisions be waived or changed except by written endorsement issued to form a part of this Policy.

XVI.   COMPANY AUTHORIZATION

1.   The **ABC Corp. Insureds** agree that **ABC Corp.** will act on behalf of the **ABC Corp. Insureds** with respect to giving of all notice to the Insurer (except notices provided in Section **VII.**1 or 2), the receipt of notices from the Insurer, the payment of the premiums, the receipt of any return premiums that may become due under this Policy, and the agreement to and acceptance of endorsements.

2.   Payment of **Loss** to **ABC Corp.** shall discharge the Insurer from all further obligations with respect to such **Loss,** regardless of which **ABC Corp. Insured** sustained the **Loss**.

XVII. NO ACTION AGAINST INSURER

1. No action shall be taken against the Insurer unless, as a condition precedent, there shall have been full compliance with all the provisions of this Policy.

2. No person or organization shall have any right under this Policy to join the Insurer as a party to any claim against the **ABC Corp. Insureds** to determine the **ABC Corp. Insureds'** liability, nor shall the Insurer be impleaded by the **ABC Corp. Insureds** or their legal representatives in any such claim.

3. Legal proceedings for the recovery of any **Loss** shall not be brought prior to the expiration of sixty (60) days after written notice of the event was received by the Insurer or more than twelve (12) months after the Insurer has advised **ABC Corp.** in writing that there is no coverage for the event.

XVIII. ASSIGNMENT OF INTEREST

Assignment of interest under this Policy shall not bind the Insurer unless its consent is endorsed to this Policy.

XIX TERRITORY

Coverage shall apply worldwide.

XX ENTIRE AGREEMENT

The **ABC Corp. Insureds** agree that this Policy, including the **Application** and any materials submitted or required to be submitted therewith, and any written endorsement attached, constitute the entire contract existing between them and the Insurer or any of its agents relating to this insurance. No amendment shall be effective earlier than 60 days prior to the date on which the Insurer provides written notice of the amendment to **ABC Corp**. and the Securities and Exchange Commission in Washington, D.C.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its Chairman and Secretary at Chicago, Illinois, but the same shall not be binding upon the Insurer unless countersigned by a duly authorized representative of the Insurer.

Secretary

Chairman of the Board



TOLL FRAUD

The Underwriter shall be liable for the amount of Long Distance Charges incurred by the Insured as the direct result of Toll Fraud.

The Single Loss Limit of Liability for the Toll Fraud Insuring Agreement is limited to the amount shown on the Declarations, or amendment thereto. The Underwriter shall be liable hereunder for the amount by which the Single Loss exceeds the Deductible Amount in Item 4 of the Declarations, but not in excess of the Single Loss Limit of Liability stated above.

Coverage under this Insuring Agreement does not apply to:

1. loss caused or contributed to by any fraudulent dishonest or criminal act committed by an Employee, director or trustee of the Insured or any other individual authorized by the Insured to use Telephone Systems, whether acting along or in collusion with others;
2. loss sustained as a result of an extortion payment surrendered to any person as a result of a threat to do damage to the premises or a Telephone System owned by the Insured or for which the Insured is legally liable;
3. loss caused by the fraudulent, unlawful or unauthorized use of a Calling Card;

As used in this Insuring Agreement, Single Loss means any loss or losses resulting from one casualty or event, or related series of acts, regardless or the number of persons involved.

Special conditions applicable to claims under this Insuring Agreement notwithstanding Conditions and Limitations Section 7. Assignment-Subrogation-Recovery-Cooperation: Upon discovery by the Insured of loss or of an occurrence which may become a loss under this Insuring Agreement, written notice shall be given to the Underwriter at the earliest practicable moment, and in no event later than 60 days after the billing cut-off date shown in the first telephone service charge bill from the telephone carrier in which Toll Fraud is documented.

Upon discovery of Toll Fraud, the Insured shall take all reasonable steps to curtail the unauthorized use of the Telephone Systems (s) and otherwise mitigate the loss by notifying the installer (s) of the Telephone System (s) and the affected telephone carriers.

In addition to the definitions in the attached Bond, the following definitions are applicable to this Insuring Agreement.

Calling Card means a calling card access number of telephone credit card access number issued by a telecommunications company or telephone carrier which gives the calling card customer access to and use of telecommunications services.

Toll Fraud means the fraudulent infiltration and manipulation of the Insured's Telephone System from a remote location to gain access to outbound long distance telephone service.

Long Distance Charges means toll and line charges from which Insured is responsible and which are directly caused by Toll Fraud.

Telephone System (s) means PBX, cbx, Merlin, remote access (including disa), and all related peripheral equipment or similar systems owned or leased by the Insured for the purpose of voice based communication.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative _____
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

GSL4167NA (11-04)
Page 1
Continental Insurance Company
Insured Name: SEI Investments Management Corporation

Policy No: 169906855
Endorsement No: 1
Effective Date: 08/19/2016

COSURETY RIDER

It is agreed that:

1. The term "Underwriter" as used in the attached bond shall be construed to mean, unless otherwise specified in this rider, all the Companies executing the attached bond.

2. Each of said Companies shall be liable only for such proportion of any Single Loss under the attached bond as the amount underwritten by such Company as specified in the Schedule forming a part hereof, bears to the Aggregate Limit of Liability of the attached bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

3. In the absence of a request from any of said Companies to pay premiums directly to it, premiums for the attached bond may be paid to the Controlling Company for the account of all of said Companies.

4. In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with, the Controlling Company shall be deemed to be in compliance with the conditions of the attached bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5. The Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the attached bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all of said Companies as an entirety or as to such Employee, as the case may be.

6. Any Company other than the Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the entire liability of such other Company under the attached bond or as to any Employee.

7. In the absence of a request from any of said Companies that notice of termination or cancelation by the Insured of the attached bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company, under the attached bond by giving notice of such termination or cancelation to such other Company, and shall send copy of such notice to the Controlling Company.

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must Be Completed		Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy	
Rider/Endorsement No.	Policy No.	Issued to: SEI Investments Management Corporation	Effective date of this rider/endorsement 08/19/2016
2	169906855		



Countersigned by _____
Authorized Representative



8. In the event of the termination or cancelation of the attached bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Aggregate Limit of Liability of the attached bond.

9. In the event of the termination or cancelation of the attached bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancelation. The termination or cancelation of the attached bond as to any Company other than the Controlling Company shall not terminate, cancel or otherwise affect the liability of the other Companies under the attached bond.

Underwritten for the sum of $12,000,000
except as follows:
N/A

Controlling Company
Continental Insurance Company

By: [signature]

Underwritten for the sum of $10,400,000
except as follows:
N/A

Everest Reinsurance Company

By: [signature]

Underwritten for the sum of $8,800,000
except as follows:

Axis Insurance Company

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must Be Completed	
Rider/Endorsement No.	Policy No.
2	169906855

Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy	
Issued to: SEI Investments Management Corporation	Effective date of this rider/endorsement 08/19/2016

CNA
For All the Commitments You Make®

Countersigned by ______________________
Authorized Representative

SR-5261b
(ED. 10/87)
Page 2 of 3

N/A

By:

Underwritten for the sum of $8,800,000
except as follows:
N/A

Federal Insurance Company

By:_____

Accepted:

By:

COSURETY RIDER
FOR USE WITH ALL FORMS OF STANDARD BONDS.
REVISED TO OCTOBER, 1987.

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

Must Be Completed		Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy	
Rider/Endorsement No.	Policy No.	Issued to:	Effective date of this rider/endorsement
2	169906855	SEI Investments Management Corporation	08/19/2016



Countersigned by _____
Authorized Representative



OMNIBUS JOINT LOSS PAYEE RIDER

In consideration of the premium paid, it is agreed that the Commercial Crime Coverage Part D is amended as follows: At the written request of **SEI Investments Management Corporation,** any payment in satisfaction of such loss covered by this policy involving **Assets**, in which

1. **Loss**, if any, under Coverage Part D shall be adjusted with **SEI Investments Management Corporation** and shall be paid to **SEI Investments Management Corporation** and any entity with whom **SEI Investments Management Corporation** have contracted to do business pursuant to a written agreement, (hereinafter referred to as "Loss Payee") in whatever form or capacity their interest may appear.

2. It is understood that any payment made jointly under this Coverage Part D to **SEI Investments Management Corporation** and any Loss Payee shall be construed to be payment to **SEI Investments Management Corporation** and shall satisfy the Underwriter's liability to **SEI Investments Management Corporation** under the Policy.

3. This endorsement does not confer any rights, benefits or privileges upon the Loss Payee other than that of a joint payee on any loss payment under this Coverage Part D.

4. The limit of the Underwriter's liability shall not be modified by the inclusion of such Loss Payee on any loss payment under this Coverage Part D.

All terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative_____

(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)



PENNSYLVANIA NOTICE

An insurance company, its agents, employees, or service contractors acting on its behalf, may provide services to reduce the likelihood of injury, death or loss. These services may include any of the following or related services incident to the application for, issuance, renewal or continuation of, a policy of insurance:

1.   surveys;
2.   consultation or advice; or
3.   inspections.

The "Insurance Consultation Services Exemption Act" of Pennsylvania provides that the insurance company, its agents, employees or service contractors acting on its behalf, is not liable for damages from injury, death or loss occurring as a result of any act or omission by any person in the furnishing of or the failure to furnish these services.

The Act does not apply:

1.   if the injury, death or loss occurred during the actual performance of the services and was caused by the negligence of the insurance company, its agents, employees or service contractors;
2.   to consultation services required to be performed under a written service contract not related to a policy of insurance; or
3.   if any acts or omissions of the insurance company, its agents, employees or service contractors are judicially determined to constitute a crime, actual malice, or gross negligence.

FOR USE WITH BONDS ISSUED IN
PENNSYLVANIA.
ADOPTED JANUARY, 1981

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative _____
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

SR 6117 (10-81)
Page 1
Continental Insurance Company
Insured Name: SEI Investments Management Corporation

Policy No: 169906855
Endorsement No: 4
Effective Date: 08/19/2016



CANCELATION RIDER

It is agreed that:

1.   The Underwriter will mark its records to indicate that the National Association of Securities Dealers, Inc. is to be notified promptly concerning the cancelation or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Association but failure to so notify said Association shall not impair or delay the effectiveness of any such cancelation or modification.

CANCELATION RIDER
FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14, WHEN ISSUED TO THOSE MEMBER FIRMS OF THE NATIONAL ASSOCIATION OF SECURITIES DEALERS WHO HAVE EMPLOYEES AND ARE REQUIRED TO JOIN THE SECURITIES INVESTOR PROTECTION CORPORATION, AND WHO ARE SUBJECT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934, TO PROVIDE FOR NOTICE OF CANCELATION OR SUBSTANTIAL MODIFICATION TO SUCH ASSOCIATION.
REVISED TO JUNE, 1990.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative _____
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

SR 5969a (6-90)   Policy No: 169906855
Page 1   Endorsement No: 5
Continental Insurance Company   Effective Date: 08/19/2016
Insured Name: SEI Investments Management Corporation

Non-Cumulative Rider

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. <u>169906855</u>
This rider shall become effective as of 12:01 a.m. standard time as specified on the bond.

In consideration of the premium paid, it is agreed that the following is added to the end of **LIMIT OF LIABILITY**:

In the event of loss to which both Bond No. 169906855 issued by the Underwriter to SEI Investments Management Corporation and bond no. 169794798 issued by the Underwriter to SEI Investments Company apply, the liability of the Underwriter for such loss shall not exceed, in the aggregate, the highest available Single Loss Limit of Liability applicable to such loss under either bond, and The Single Loss Deductible applied to such loss shall be the highest under any applicable Insuring Agreement.

Nothing contained herein shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or provisions

of the attached bond other than as above stated.

This endorsement, which forms a part of and is for attachment to the following described Policy issued by the designated Insurers takes effect on the effective date of said Policy, unless another effective date is shown below, at the hour stated in said Policy and expires concurrently with said Policy.

Must be Completed		Complete Only When This Endorsement Is Not Prepared with the Policy <u>or</u> is Not to be Effective with the Policy	
ENDT. NO.	POLICY NO.	ISSUED TO	EFFECTIVE DATE OF THIS ENDORSEMENT
6	169906855	SEI Investments Management Corporation	08/19/2016



Countersigned by _____
Authorized Representative

Page 1 of 1

CNA INSURANCE COMPANIES
FIG-4125-A
(ED. 06/99)



SECURITIES AND EXCHANGE REGULATORY COMPLIANCE RIDER

In consideration of the premium paid for this Bond, It is agreed that:

Pursuant to Rule 17g-1(c) under the Company Act, the parties agree as follows:

The Insurer will provide all registered management investment companies under this bond with:

1. a copy of the bond and any amendment promptly after the execution of the bond,
2. a copy of each formal filing of a claim under the bond by any other named insured promptly after receipt of the claim, and
3. notification of the terms of settlement of each such claim prior to the execution of the settlement.

All other terms and conditions of the Bond remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative _____
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

GSL5219 (11-04)
Page 1
Continental Insurance Company
Insured Named: SEI Investments Management Corporation

Policy No: 169906855
Endorsement No: 7
Effective Date: 08/19/2016



UNAUTHORIZED SIGNATURE RIDER

In consideration of the premium paid for this Bond, it is agreed as follows:

1.   The following is added to the **INSURING AGREEMENT** section:

    UNAUTHORIZED SIGNATURE

    1.   Loss resulting by reason of the Insured having accepted, paid or cashed any check or withdrawal order or draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

    2.   It shall be a condition precedent to the Insured's right of recovery under this rider that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

2.   The following is added to Section 4. **LIMIT OF LIABILITY:**

    The Limit of Liability for the coverage provided by this rider shall be $500,000, subject to a single loss deductible of 25,000, provided however, that such liability shall be part of and not in addition to the Limit of Liability stated in item 4. of the Declarations of the attached bond.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative _____
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

GSL5304XX (12-04)
Page 1
Continental Insurance Company

Policy No: 169906855
Endorsement No: 8
Effective Date: 08/19/2016



Trade and Economic Sanctions Endorsement

In consideration of the premium paid, a new condition is added to the policy as follows:

This policy does not provide coverage for an **Named Entity Insured** transaction or that part of **Loss** that is uninsurable under the laws or regulations of the United States concerning trade or economic sanctions.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative _____
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

DEFINITION OF EMPLOYEE - AMENDED

It is hereby agreed and understood that employees of SEI Investments Management Corporation are considered employees only while acting on behalf of SEI Investments Management Corporation.

SEI Investments Management Corporation   Policy Number: 169906855

FIG-1124-FD



AMEND DEFINITION OF ABC CORP INSUREDS ENDORSEMENT

In consideration of the premium paid for this Policy, it is understood and agreed that Section II. DEFINITIONS, the Definition of **ABC Corp. Insureds** is deleted in its entirety and replaced as follows:

    2.   **ABC Corp. Insureds** means ABC Corp. and Investment Funds listed below as well as any new Investment Fund as applicable under Section XI. Coverage for New Investment Funds.

        List of Investment Funds:

        SEI Liquid Asset Trust
        SEI Tax Exempt Trust
        SEI Daily Income Trust
        SEI Institutional International Trust
        SEI Institutional Managed Trust
        SEI Asset Allocation Trust
        SEI Institutional Investments Trust
        Adviser Managed Trust
        SEI Structured Credit Fund, L.P.
        The Advisors' Inner Circle Fund
        The Advisors' Inner Circle Fund II
        Bishop Street Funds
        The KP Funds
        The Advisors' Inner Circle Fund III
        SEI Insurance Products Trust
        SEI Catholic Values Trust
        Winton Diversified Opportunities Fund
        Winton Series Trust
        Gallery Trust
        Causeway Capital Management Trust
        New Covenant Funds
        Winton Diversified Opportunities Fund Ltd.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

GSL17123NA (1-10)   Policy No: 169906855
Page 1   Endorsement No: 10
Continental Insurance Company   Effective Date: 08/19/2016
Insured Name: SEI Investments Management Corporation



SEI INVESTMENTS MANAGEMENT CORPORATION
SOCIAL ENGINEERING FRAUD INSURING AGREEMENT COVERAGE RIDER

It is understood and agreed that:

I.   Item 5. of the Declarations is amended by the addition of the following:

SOCIAL ENGINEERING FRAUD INSURING AGREEMENT

- **Single Loss** Limit of Liability: $250,000
- **Single Loss** Retention $150,000

II.   The section entitled **INSURING AGREEMENTS** is amended to add the following new Insuring Agreement:

SOCIAL ENGINEERING FRAUD INSURING AGREEMENT

Loss of **Funds** resulting directly from an **ABC Corp. Insured** having, in good faith, transferred **Funds** from its own account as a result of **Social Engineering Fraud** committed by a person, who is not, but purports to be:

a.   a **Vendo**r; or
b.   an **Employee**.

III.   The section entitled **DEFINITIONS** is amended to add the following new definitions:

Communication means any instruction communicated to an **Employee** of an **ABC Corp. Insured** for the purpose of directing or transferring **Funds** and/or updating **Vendor** bank account information that were communicated by:

a.   a person purporting to be a director, officer, partner, member or sole proprietor of an **ABC Corp. Insured** or an **Employee** or by an individual acting in collusion with such person, or
b.   a person purporting to be an employee of a **Vendor** that has a pre-existing arrangement or written agreement to provide goods or services to an **ABC Corp. Insured** or by an individual acting in collusion with such person. Provided, however, **Communication** shall not include any such instruction transmitted by an actual employee of a **Vendor** who was acting in collusion with any third party in submitting such instruction

but which instructions were not actually made by a director, officer, partner, member or sole proprietor or **Employee** of an **ABC Corp. Insured** or by an employee of a **Vendor**.

Funds means **Money** on deposit in an account with a credit balance.

Social Engineering Fraud means the intentional misleading of an **Employee** through the use of a **Communication**.

Vendor means an entity or natural person that has provided goods or services to an **ABC Corp. Insured** under a genuine, pre-existing:

1.   written agreement; or

2.   other arrangement.

CNA87283NA (10-16)

Page 1

Continental Insurance Company

Insured Name: SEI Investments Management Corporation

Policy No: 169906855
Endorsement No: 11
Effective Date: 08/19/2016



Vendor does not mean any financial institution, asset manager, armored motor vehicle company, automated clearinghouse, custodian, or similar entity.

IV.   Solely with respect to the coverage provided by this Rider, the section entitled the section entitled **LIMITS OF LIABILITY**, is amended to add the following:

Provided always, the **Single Loss** Limit of Liability for the Social Engineering Fraud Insuring Agreement as set forth in Paragraph I. of this Rider, is the maximum amount the Insurer will pay for each **Single Loss** under this Insuring Agreement.

V.   Solely with respect to the coverage provided by this Rider, the section entitled **EXCLUSIONS** is amended to add the following new exclusions:

- **Loss** as a result of loss any investment in securities, or ownership in any corporation, partnership, real property, or similar instrument, whether or not such investment is genuine;

- **Loss** due to the failure, malfunction, illegitimacy, inappropriateness, or inadequacy of any product or service;

- **Loss** as a result of the failure of any party to perform in whole or in part under any contract, provided that this exclusion shall not apply to any loss directly or indirectly resulting from **Social Engineering Fraud**;

- due to any person or party's use of or acceptance of any credit, debit or charge card or similar card or instrument, whether or not genuine; or

- resulting from any gambling, game of chance, lottery or similar game;

- as a result of any actual, alleged or attempted kidnap or extortion or ransom demand; or

- as a result of loss of or damage to **Money** or securities while in the mail or in the custody of any carrier for hire, including but not limited to any armored motor vehicle company

VI.   Solely with respect to the coverage provided by this Rider, the section entitled **LIMITS OF LIABILITY** is amended to add the following new paragraph:

Loss Covered Under the Social Engineering Insuring Agreement and Any Other Insuring Agreement

Notwithstanding anything in the Bond to the contrary, in the event a **Loss** is covered under the Insuring Agreement entitled Social Engineering Fraud and any other Insuring Agreement, such Loss shall only be covered under the Insuring Agreement entitled Social Engineering Fraud and shall be excluded under any other Insuring Agreement.
All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

CNA87283NA (10-16)

Page 2

Continental Insurance Company

Insured Name: SEI Investments Management Corporation

Policy No: 169906855
Endorsement No: 11
Effective Date: 08/19/2016

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